UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Semtech Corporation
(Exact name of the registrant as specified in its charter)

Delaware	1-6395	95-2119684
(State or other jurisdiction of incorporation of organization)	(Commission File Number)	(IRS Employer Identification No.)

200 Flynn Road, Camarillo, California 93012-8790
(Address of principal executive offices) (Zip Code)

Charles B. Ammann
(805) 498-2111
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of Semtech Corporation for the year ended December 31, 2018 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). Rule 13p-1 requires disclosure of certain information when a registrant manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. Conflict minerals are defined by the Securities and Exchange Commission (“SEC”) as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (as defined in paragraph (d)(1) of Item 1.01 of Form SD (“Item 1.01”)), collectively defined as the “Covered Countries,” or are from recycled or scrap sources (as defined in paragraph (d)(6) of Item 1.01). Unless the context otherwise requires, “Semtech,” “we,” “our” and “us” refers to Semtech Corporation and its consolidated subsidiaries.

Semtech is a leading global supplier of high-performance analog and mixed-signal semiconductors and advanced algorithms. We design, develop, manufacture and market a wide range of products for commercial applications, the majority of which are sold into the enterprise computing, communications, high-end consumer and industrial end-markets.

Enterprise Computing: data centers, passive optical networks, desktops, notebooks, servers, monitors, printers and other computer peripherals.

Communications: base stations, optical networks, carrier networks, switches and routers, cable modems, wireless LAN and other communication infrastructure equipment.

High-End Consumer: handheld products, smartphones, wireless charging, set-top boxes, digital televisions, monitors and displays, tablets, wearables, digital video recorders and other consumer equipment.

Industrial: analog and digital video broadcast equipment, video-over-IP solutions, automated meter reading, Internet of Things ("IoT"), smart grid, wireless charging, military and aerospace, medical, security systems, automotive, industrial and home automation and other industrial equipment.

Our end-customers are primarily original equipment manufacturers and their suppliers.

As a semiconductor manufacturer, we are knowledgeable of the design of our products including the materials needed to construct them. As a result, we know that many of our products contain tantalum, tin, tungsten and/or gold that is necessary to the functionality or production of those products. Although many of our products contain these conflict minerals, we do not purchase ore or unrefined conflict minerals from mines and are many steps removed in the supply chain from the mining process. Semtech is considered a “fabless” semiconductor manufacturer since we outsource the manufacture of most of our products to third party fabrication facilities that are responsible for purchasing many of the raw materials necessary to the functionality or production of our products. We purchase the remainder of the materials used in our products from a large network of suppliers. The origin of the conflict mineral content of our products cannot be determined with any certainty once the ores are smelted, refined and converted to ingots, bullion or other minerals containing derivatives. The smelters and refiners are consolidating points for ore and are in the best position in our supply chain to know the origin of the ores. We rely on our suppliers to assist with our reasonable country of origin inquiry and due diligence efforts, including the identification of smelters and refiners, for the conflict minerals contained in the materials which they supply to us.

Item 1.01 Conflict Minerals Disclosure and Report

Conclusion Based on Reasonable Country of Origin Inquiry

Semtech has concluded in good faith that during the calendar year 2018,

(a)	Semtech has manufactured and contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of such products.

(b)
Based on a reasonable country of origin inquiry (“RCOI”), Semtech knows or has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Covered Countries and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources.

Description of Reasonable Country of Origin Inquiry Efforts

For 2018, we conducted a supply chain survey with our direct suppliers to obtain country of origin information for the necessary conflict minerals in our products using the standard Conflict Minerals reporting templates (“CMRT”) established by the Responsible Minerals Initiative (the “RMI”), and launched our conflict minerals due diligence communication survey to these suppliers, who are foundries, materials, and turnkey and assembly service suppliers. The CMRT requests direct suppliers to identify the smelters and refiners and countries of origin of the conflict minerals in products they supply to Semtech. We compared the smelters and refiners identified in the surveys against the lists of facilities that produce “responsibly sourced materials” in accordance with RMI’s Responsible Minerals Assurance Process (“RMAP”). The RMAP utilizes audit standards developed according to global standards including the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, and the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act.

There is significant overlap between our RCOI efforts and our due diligence measures performed. Our due diligence measures performed are discussed further in the Conflict Minerals Report filed as Exhibit 1.01 hereto.

Conflict Minerals Disclosure

This Form SD and the Semtech Corporation Conflict Minerals Report for the Year Ended December 31, 2018, filed as Exhibit 1.01 hereto, are publicly available at http://investors.semtech.com/ and http://www.semtech.com/quality/ as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02 Conflict Minerals Disclosure and Report

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form.

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Semtech Corporation Conflict Minerals Report for the Year Ended December 31, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 31, 2019	SEMTECH CORPORATION

By: /s/ Emeka Chukwu
Emeka Chukwu
Executive Vice President and
Chief Financial Officer